SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports First Quarter 2011 Results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2011 RESULTS
• 26,000 SUBSCRIBER NET ADDITIONS
• FIRST QUARTER INCLUDING 012 SMILE
• EBITDA1 OF NIS 585 MILLION, A DECREASE OF 5.5%, FOLLOWING REGULATORY CHANGES
• DIVIDEND DECLARED FOR Q1 2011:
NIS 1.35 PER SHARE, IN TOTAL APPROX. NIS 210 MILLION

Q1 2011 Highlights2 (compared with Q1 2010)
•	Total Revenues: NIS 1,771 million (US$ 509 million), an increase of 11.6%
•	Service Revenues3: NIS 1,212 million (US$ 348 million), a decrease of 10.9%
•	Equipment Revenues3: NIS 559 million (US$ 161 million), an increase of 146.3%
•	Operating Profit: NIS 400 million (US$ 115 million), a decrease of 11.3%
•	Net Income: NIS 254 million (US$ 73 million), a decrease of 24.6%
•	EBITDA1: NIS 585 million (US$ 168 million), a decrease of 5.5%
•	EBITDA Margin: 33.0% of total revenues compared with 39.0%
•	Free Cash Flow4: NIS 256 million (US$ 74 million), a decrease of 12.3%
•	Cellular Subscriber Base: 26,000 net additions, to reach 3.186 million
•	Dividend Declared: NIS 1.35 (39 US cents) per share or ADS (in total of approximately NIS 210 million or US$ 60 million) for Q1 2011

1	For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below.

2
On October 13, 2010, the Company entered into a share purchase agreement to acquire all of the outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), an Israeli operator of international telecommunication services and local fixed line services and a provider of internet services. The acquisition was completed on March 3, 2011 following the receipt of all required third party approvals. The financial results for Q1 2011 therefore include the results of 012 Smile only for the month of March 2011. Further detail is provided below.

3
In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective as of Q4 2010. Total profit for the cellular and fixed line segments separately remains unchanged. The analysis presented assumes a retroactive application of the reallocation to Q1 2010.

4
Cash flows generated from operating activities, net of cash flows used for investing activities. The Free Cash Flow for Q1 2011 is after elimination of cash flows used for the acquisition of 012 Smile in the amount of NIS 597 million.

Rosh Ha’ayin, Israel, May 25, 2011 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today its results for the first quarter of 2011. Partner reported total revenues of NIS 1.771 billion (US$ 509 million) in Q1 2011, EBITDA of NIS 585 million (US$ 168 million) and profit of NIS 254 million (US$ 73 million) for the quarter.

Commenting on the quarter's results, Mr. Yacov Gelbard, Partner's CEO, said:

“The results this quarter reflect the impact of the reduction in interconnect tariffs, and the implementation of the new consumer regulations which led to a further intensification of competition in the cellular market. The level of competition is expected to become even stronger in future months, following the entry of MVNOs and two additional UMTS operators into the cellular market. Over the past months Partner has been preparing itself in a number of areas for this new reality. First, we have strengthened our commitment to our customers by increasing the customer services' workforce by 25% and we have also begun the process of upgrading our CRM and billing systems in order to improve internal efficiency and time to market. Second, we have launched tariff packages which include large quantities of minutes and data at highly competitive prices. Third, we have continued to lead the smartphone revolution in the market by offering attractive deals for a wide variety of top-range handsets.

As a result of these actions, Partner enjoyed the highest number of net subscriber additions in the market this quarter, despite an increase in the level of churn. We are already seeing an improvement in the quality of customer service and reduced waiting times and are committed to further improve our customer service. We believe that our strategy is the right one at this period of growing uncertainty, for the long term benefit of the Company.

In addition, this quarter, Partner took an important step towards the transformation into a comprehensive communications group, with the completion of the 012 Smile acquisition. The addition of 012 Smile to our group will enable us to offer a wide range of residential and business communications products at the same time as improving operating efficiency. In order to provide our customers with a full basket of services, it is our intention to also enter into the multimedia services market.

In addition, the upgrade of the existing networks and the deployment of the fourth generation (LTE) network will help us create differentiation from our competitors and will provide considerable added value to the experience of our customers.

Finally, I am proud to announce that, once again, Partner was recognized in a survey by The Marker magazine and BDI as the best workplace to work in among all communications companies and the second best workplace among all companies in Israel. The survey results reflect the company's steadfast commitment to quality human capital which is the foundation for our long term success.”

Outlook and Guidance
Commenting on the Company's outlook, Mr. Emanuel Avner, Partner's Chief Financial Officer said:

“In light of the recent regulatory changes including the reduction in the interconnect tariffs and the increased competition in the market, we are witnessing a material reduction in the profitability of cellular services. As discussed in the guidance provided in the Company’s press release dated February 23, 2011, we intend to mitigate the impact of the reduction through implementing efficiency measures, increasing equipment sales and the profitability of fixed line services, including 012 Smile, and through further growth in data and content services resulting from the continued increase in the penetration of smartphones, tablets and laptops. The scale of the impact of these regulatory and market developments on the Company's profitability, depends on the success of these steps and other factors such as market conditions.

As a result of the increase in the level of sales of high value devices (smartphones and other devices), working capital is expected to increase in future quarters, leading to an equivalent decrease in free cash flow. This is due to the fact that the handsets are generally paid for by our customers under 36 month installment plans, according to Company policy, whereas the Company’s payment terms to the suppliers require almost immediate payment. The Company expects that this trend will particularly impact free cash flow in the second quarter of 2011, resulting in a steep reduction in its free cash flow for the second quarter. However, the Company expects free cash flow to improve during the second half of 2011. Overall, the trend of increased working capital requirements related to higher sales of high value devices, taken together with the decrease in the Company’s service profitability, is likely to lead to a significant reduction in the level of free cash flow for 2011 compared with 2010.

Our successful refinancing this quarter of NIS 1.1 billion of debt demonstrates the capital market’s confidence in our ability to continue to provide value to stakeholders whilst preserving our strong position of financial stability.”

Key Financial and Operational Parameters

	Q1 2011	Q1 2010		Change
Revenues (NIS millions)	1,771	1,587		+11.6%
Operating Profit (NIS millions)	400	451		-11.3%
Profit for the Period (NIS millions)	254	337		-24.6%
Cash flow from operating activities net of investing activities (NIS millions) 5	256	292		-12.3%
EBITDA (NIS millions)	585	619		-5.5%
Cellular Subscribers (end of period, in thousands)	3,186	3,068		+3.8%
Quarterly Cellular Churn Rate (%)	7.3	5.2		+2.1
Average Monthly Usage per Cellular Subscriber (minutes)	372	358		+3.9%
Average Monthly Revenue per Cellular Subscriber (NIS)	115	121	6	-5.0%

Partner Consolidated Results

NIS Millions	Partner excluding 012 Smile			012 Smile	Inter- Company7	Consol- idated
	Q1 2011	Q1 2010	Change	Q1 2011	Q1 2011	Q1 2011
Total Revenues	1,685	1,587	+6.2%	93	-7	1,771
Service Revenues	1,127	1,360	-17.1%	92	-7	1,212
Equipment Revenues	558	227	+145.8%	1	-	559
Operating Profit	390	451	-13.5%	10	-	400
EBITDA	562	619	-9.2%	23	-	585
Profit for the Period	248	337	-26.4%	6	-	254

5  After elimination of cash flows used for the acquisition of 012 Smile in the amount of NIS 597 million (US$ 172 million).

6  Q1 2010 ARPU has been restated under the interconnect tariffs of Q1 2011, for purposes of comparison.

7  Includes inter-company revenues between Partner and 012 Smile.

Revenues totaled NIS 1,771 million (US$ 509 million) in Q1 2011, an increase of 11.6% from Q1 2010. 012 Smile's contribution to total revenues totaled NIS 93 million (US$ 27 million), or NIS 86 million excluding inter-company revenues. Excluding 012 Smile, the increase in revenues was 6.2% in Q1 2011 compared with Q1 2010.

Service revenues for Q1 2011 were NIS 1,212 million (US$ 348 million), compared with NIS 1,360 million in Q1 2010, a decrease of 10.9%. Excluding 012 Smile's contribution to service revenues of NIS 92 million (US$ 26 million), service revenues decreased by 17.1%. This decrease mainly reflects the 71% reduction in the interconnect voice tariffs and the 94% reduction in the interconnect SMS tariff from January 1, 2011 which together reduced service revenues by approximately NIS 250 million this quarter. Excluding the impact of the reduction in interconnect tariffs and 012 Smile's contribution, service revenues would have increased by approximately 1.3%.

Equipment revenues totaled NIS 559 million (US$ 161 million) in Q1 2011, increasing by 146.3% compared with Q1 2010. The increase largely reflects both a significant increase in the number of cellular handset and device sales, and an increase in the average revenue per handset, largely due to the proportion of smartphones sold.

Gross Profit totaled NIS 583 million (US$ 168 million) in Q1 2011, a decrease of 6.9% from NIS 626 million in Q1 2010. Excluding 012 Smile's contribution to gross profit of NIS 25 million, the decrease in gross profit was 10.9%. This decrease mainly reflects the direct negative impact of the reduction of interconnect tariffs on profit in the amount of approximately NIS 100 million, which is in line with our expectations, partially offset by an increase in gross profit from cellular equipment sales.

Other income, net, totaled NIS 18 million (US$ 5 million) in Q1 2011, increased by 20.0% from NIS 15 million in Q1 2010, and reflects an increase in recognized deferred revenue from handset payment installment plans related to the increase in equipment sales.

Operating profit In Q1 2011 totaled NIS 400 million (US$ 115 million), a decrease of 11.3% from NIS 451 million in Q1 2010. Excluding 012 Smile's contribution to operating profit of NIS 10 million, operating profit decreased by 13.5%.

EBITDA in Q1 2011 totaled NIS 585 million (US$ 168 million), of which NIS 23 million was contributed by 012 Smile. Excluding 012 Smile's contribution to EBITDA, EBITDA decreased by 9.2% compared with NIS 619 million in Q1 2010.

Financial expenses, net in Q1 2011 were NIS 59 million (US$ 17 million), an increase of NIS 58 million from NIS 1 million in Q1 2010. This reflects higher linkage expenses reflecting an increase in CPI level of 0.9% in Q1 2011 compared with a decrease of 1.0% in Q1 2010, together with lower gains from currency exchange movements and higher interest expenses resulting from the higher debt level.

Profit for Q1 2011 was NIS 254 million (US$ 73 million), a decrease of 24.6% from NIS 337 million in Q1 2010. Excluding 012 Smile's contribution to profit, profit was NIS 248 million, a decrease of 26.4% from Q1 2010.

Based on the weighted average number of shares outstanding during Q1 2011, basic earnings per share or ADS, was NIS 1.64 (47 US cents) in Q1 2011, a decrease of 24.8% from NIS 2.18 in Q1 2010.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows used for investing activities ('"Free Cash Flow"'), after elimination of the cash flows used for the acquisition of 012 Smile in the amount of NIS 597 million (US$ 172 million), totaled NIS 256 million (US$ 74 million) in Q1 2011, a decrease of 12.3% from NIS 292 million in Q1 2010.

Cash generated from operations decreased marginally by 1.0% compared with Q1 2010.  This mainly reflects the lower profit together with an increase in trade receivables from handset sales (as explained above), offset by an increase in trade payables related to the purchase of handsets over the first quarter of 2011.

For further information about the future expected level of cash generated from operations please see the Outlook and Guidance section on page 3 above.

Investment in fixed assets including intangible assets but excluding capitalized equipment expenses, increased by 55.2% from NIS 87 million in Q1 2010 to NIS 135 million (US$ 39 million) in Q1 2011. In addition, the amount of equipment expenses, net, that was capitalized, decreased from NIS 26 million in Q1 2010 to NIS 5 million (US$ 1.4 million) in Q1 2011, which reflects the reduction in handset subsidies as a result of the restrictions on subscriber exit fines from February 1, 2011.

On May 4 2011, Partner completed an offering in the principal amount of NIS 681.2 million (US$ 196 million) of unsecured and non-convertible Series D and Series E notes (the "Offering"). The notes were registered in Israel, and will mature during the years 2013-2021. Further details regarding the Offering can be found in the Company's press releases dated April 14, 2011, May 1, 2011, May 3, 2011 and May 4, 2011.

The Company intends to use the proceeds from the said Offering for the Company's current needs, including settling payments for, or purchasing, the Company's Series A notes and/or refinancing other debt.

On May 8, 2011, the Company received a long-term loan from a leading Israeli commercial bank, in the principal amount of NIS 400 million (US$ 115 million), bearing a variable interest rate equal to the Israeli Prime Rate minus 0.025%. The principal is payable during the period 2012-2019.

Dividend
The Board of Directors has approved the distribution of a cash dividend (paid in NIS) for Q1 2011 in the amount of NIS 1.35 (39 US cents) per share or ADS (a total of approximately NIS 210 million or US$ 60 million) to shareholders and ADS holders of record on June 29, 2011. The dividend is expected to be paid on July 11, 2011.

Cellular Segment Financial Review8

NIS Millions	Q1 2011	Q1 2010	Change
Total Revenues	1,654	1,560	+6.0%
Service Revenues	1,099	1,340	-18.0%
Equipment Revenues	555	220	+152.3%
Operating Profit	380	462	-17.7%
EBITDA	540	622	-13.2%

Revenues for the cellular segment totaled NIS 1,654 million (US$ 475 million) in Q1 2011, an increase of 6.0% from Q1 2010.

Cellular service revenues for Q1 2011 totaled NIS 1,099 million (US$ 316 million), compared with NIS 1,340 million in Q1 2010, a decrease of 18.0%. This decrease mainly reflects the reduction in the interconnect tariffs from January 1, 2011 which reduced cellular service revenues by approximately NIS 250 million in the quarter. Excluding the impact of the reduction in interconnect tariffs, service revenues would have remained approximately unchanged. Within the total, service revenues were positively affected by approximately 3.9% growth in the cellular subscriber base and the continued growth in the use of data and content services. However, these factors were mostly offset by the impact of the ongoing price erosion which was further intensified this quarter by two factors: first, the impact of the various retention measures taken by the Company to contend with the impact of the regulatory restrictions on exit fines; and second, an increase in rebates related to the sales of handsets through installment plans under which the subscriber obtains rebates dependent upon the level of the subscriber’s monthly usage.

Revenues from data and content services excluding SMS in Q1 2011 totaled NIS 181 million (US$ 52 million) or 16.5% of cellular service revenues, increasing by 21.5% compared with NIS 149 million or 11.1% of cellular service revenues in Q1 2010. SMS service revenues totaled NIS 101 million (US$ 29 million) in Q1 2011, an increase of 3.1% compared with NIS 98 million in Q1 2010, and the equivalent of 9.2% of service revenues, compared with 7.3% in Q1 20109.

8	Includes intersegment revenues and costs of revenues

9
  As explained in the press release for Q4 2010, starting from Q1 2011 the Company has changed the methodology for allocating revenues from bundled packages between airtime revenues and content revenues. The results for Q1 2010 have been restated under the new methodology for the purposes of comparison

Gross profit from cellular services in Q1 2011 totaled NIS 425 million (US$ 122 million), a decrease of 27.0% from NIS 582 million in Q1 2010. This decrease mainly reflects the direct negative impact of the interconnect tariff reduction on profit in the amount of approximately NIS 105 million, in line with our expectations. In addition this reflects an increase in interconnect expenses related to the growth in outgoing voice minutes and also higher payroll expenses related to the expansion of retention and customer services activities over the quarter following the introduction of the new consumer regulations.

Cellular equipment revenues totaled NIS 555 million (US$ 159 million) in Q1 2011, compared with NIS 220 million in Q1 2010, an increase of 152.3%. The increase reflects both a significant increase in the number of cellular handset and device sold, and an increase in the average revenue per handset, largely due to the proportion of smartphones sold.

The gross profit from cellular equipment sales totaled NIS 118 million (US$ 34 million) in Q1 2011, an increase of 151.1% from NIS 47 million in Q1 2010. The increase was attributable to a reduction in average equipment subsidies. In addition, only NIS 2 million of equipment subsidies were capitalized in Q1 2011, compared with NIS 20 million in Q1 2010, reflecting the impact of the new restrictions on exit fines.

Gross Profit for the cellular segment totaled NIS 543 million (US$ 156 million) in Q1 2011, a decrease of 13.7% from NIS 629 million in Q1 2010.

Selling, marketing, general and administration expenses for the cellular segment in Q1 2011 decreased marginally by 0.5% to NIS 181 million (US$ 52 million), from NIS 182 million in Q1 2010. This largely reflects a decrease in advertising expenses, partially offset by higher selling costs and salary expenses. Sales commissions capitalized under IFRS decreased from NIS 6 million in Q1 2010 to NIS 3 million in Q1 2011.

Operating profit for the cellular segment was NIS 380 million (US$ 109 million), a decrease of 17.7% from NIS 462 million in Q1 2010, largely as a result of the impact of the reduction in interconnect tariffs.

EBITDA for Q1 2011 for the cellular segment totaled NIS 540 million (US$ 155 million), a decrease of 13.2% from NIS 622 million in Q1 2010. As a percentage of total revenues, EBITDA in Q1 2011 was 32.6%, compared with 39.9% in Q1 2010.

Cellular Segment Operational Review

During Q1 2011, approximately 26,000 net new cellular subscribers joined the Orange network. At quarter-end, the cellular subscriber base was approximately 3,186,000. This included approximately 2,311,000 post-paid subscribers (72.5% of the base) and 875,000 pre-paid subscribers. The quarterly churn rate for Q1 2011 was 7.3% compared with 5.2% in Q1 2010. The majority of churn continues to be related to pre-paid subscribers and subscribers with collection problems. However, the increased competition in the market has also led to a significant increase in the voluntary churn of post-paid subscribers.

Total cellular market share at the end of the quarter is estimated to be unchanged from the previous quarter at approximately 32%.10

The monthly Average Revenue Per User (ARPU) for cellular subscribers for Q1 2011 was NIS 115 (US$ 33.0), a decrease of 5.0% from NIS 12111 in Q1 2010. The decrease mainly reflects the ongoing tariff erosion as a result of the highly competitive market conditions.

The monthly average Minutes Of Use per subscriber (MOU) for cellular subscribers in Q1 2011 was 372 minutes, an increase of 3.9% from 358 minutes in Q1 2010. This increase largely reflects the continued increase in the proportion of cellular subscribers with tariff packages that include large quantities of minutes, and occurred despite the continued increase in the proportion of data card subscribers in the subscriber base which puts downward pressure on the MOU since data card subscribers do not usually generate airtime use.

10	The Company has decided to cease reporting the number of 3G subscribers in view of its reduced relevance for demonstrating revenue growth.

11
The ARPU for Q1 2010 has been restated under the lower interconnect tariff of Q1 2011, for purposes of comparison. Similarly, restated ARPU was NIS 123 in Q2 2010, NIS 125 in Q3 2010, and NIS 120 in Q4 2010.

Fixed Line Segment Financial Review

NIS Millions	Fixed Line Segment excluding 012 Smile12			012 Smile	Total Fixed Line
	Q1 2011	Q1 2010	Change	Q1 2011	Q1 2011
Total Revenues	48	43	+11.6%	93	141
Service Revenues	45	36	+25.0%	92	137
Equipment Revenues	3	7	-57.1%	1	4
Operating Profit	10	(11)	+21	10	20
EBITDA	22	(3)	+25	23	45

Revenues for the fixed line segment totaled NIS 141 million (US$ 41 million) in Q1 2011. Excluding 012 Smile's contribution of NIS 93 million (US$ 27 million), fixed line segment revenues increased by 11.6%.

Fixed line service revenues for Q1 2011, excluding 012 Smile, totaled NIS 45 million (US$ 13 million), compared with NIS 36 million in Q1 2010, an increase of 25.0%.  The increase reflects revenue growth from both residential services including fixed line telephony and ISP services, as well as business services.

Partner’s local fixed line telephony subscriber base including 012 Smile (residential and business subscribers) reached approximately 288,000 at the end of Q1 2011.

Equipment revenues for the fixed line segment excluding 012 Smile decreased from NIS 7 million in Q1 2010 to NIS 3 million (US$ 0.9 million) in Q1 2011.

Gross Profit for the fixed line segment was NIS 15 million (US$ 4 million) in Q1 2011 excluding 012 Smile and NIS 40 million (US$ 11 million) including 012 Smile. Excluding 012 Smile, this represents an increase in gross profit of NIS 18 million from a gross loss of NIS 3 million in Q1 2010, reflecting, in part, a reduction in interconnect expenses following the reduction in interconnect tariffs.

12  Includes inter-segment revenues between the Cellular and Fixed Line Segments excluding 012 Smile.

Selling, marketing, general and administration expenses for the fixed line segment in Q1 2011 excluding 012 Smile decreased 50% from NIS 8 million in Q1 2010 to NIS 4 million (US$ 1.1 million) in Q1 2011. This largely reflects a decrease in selling and marketing expenses related to fixed line telephony and ISP services.

Operating profit for the fixed line segment was NIS 20 million (US$ 6 million) of which 012 Smile contributed NIS 10 million. Excluding 012 Smile's contribution, operating profit increased by NIS 21 million from an operating loss of NIS 11 million in Q1 2010 to a profit of NIS 10 million (US$ 3 million) in Q1 2011.

EBITDA for Q1 2011 for the fixed line segment totaled NIS 45 million (US$ 13 million). 012 Smile contributed EBITDA of NIS 23 million. Excluding 012 Smile, EBITDA reached NIS 22 million (US$ 6 million), compared with a LBITDA of NIS 3 million in Q1 2010. The EBITDA margin for the fixed line segment in Q1 2011 was 31.9%.

Conference Call Details

Partner will hold a conference call to discuss the Company’s 2011 first quarter results on Wednesday, May 25, 2011, at 17:30 Israel time (10:30 EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:

North America toll-free: +1.888.668.9141, International: +972.3.918.0644

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at: http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the scheduled time to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5921
North America: +1.888.456.0009

Both the replay of the call and the webcast will be available from May 25, 2011 until June 2, 2011.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2011: US $1.00 equals NIS 3.481. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:
Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') and Loss before financial interest, taxes, depreciation, amortization and exceptional items ('LBITDA') are presented because they are measures commonly used in the telecommunications industry and are presented solely to enhance the understanding of our operating results. These measures, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, these measures should not be considered as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA and LBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA and LBITDA may not be indicative of our historic operating results nor are they meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contact:

Mr. Emanuel Avner
Chief Financial Officer
Tel: +972-54-7814951
Fax: +972-54-7815961
E-mail: emanuel.avner@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31,	December 31,	March 31,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	17	321	5
Trade receivables	1,596	1,331	458
Other receivables and prepaid expenses	70	71	20
Deferred expenses	35		10
Inventories	180	101	52
Income tax receivable	18		5
Derivative financial instruments	6	6	2
	1,922	1,830	552

NON CURRENT ASSETS
Trade Receivables	784	632	225
Advance payment in respect of the acquisition of 012 smile		30
Deferred expenses	291		84
Assets held for employee severance benefits	5		1
Property and equipment	2,117	2,058	608
Licenses and other intangible assets	1,464	1,077	421
Goodwill	494		142
Deferred income tax asset	11		3
	5,166	3,797	1,484

TOTAL ASSETS	7,088	5,627	2,036

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31,	December 31,	March 31,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Bank borrowings and current maturities of notes payable, other liabilities and non current bank borrowings	1,115	628	320
Trade payables	1,006	771	289
Parent group - trade	205	72	59
Other payables	235	264	67
Deferred revenue	47	51	14
Provisions	44	26	13
Derivative financial instruments	10	3	3
Income tax payable		11
	2,662	1,826	765

NON CURRENT LIABILITIES
Notes payable	1,921	1,836	552
Bank borrowings	1,837	1,252	528
Liability for employee rights upon retirement, net	49	54	14
Dismantling and restoring sites obligation	22	23	6
Other non current liabilities	8	8	2
Deferred tax liability		2
	3,837	3,175	1,102

TOTAL LIABILITIES	6,499	5,001	1,867

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2010, And March 31, 2011 - 235,000,000 shares; issued and outstanding - December 31, 2010 – *155,249,176 shares March 31, 2011 – *155,570,541 shares	2	2	1
Capital surplus	1,099	1,099	316
Accumulated deficit	(161)	(124)	(47)
Treasury shares, at cost - December 31, 2010 and March 31, 2011 - 4,467,990 shares	(351)	(351)	(101)
TOTAL EQUITY	589	626	169
TOTAL LIABILITIES AND EQUITY	7,088	5,627	2,036

 * Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2011	2010	2011
	(Unaudited)
	In millions (except per share data)
Revenues	1,771	1,587	509
Cost of revenues	1,188	961	341
Gross profit	583	626	168

Selling and marketing expenses	135	120	39
General and administrative expenses	66	70	19
Other income - net	18	15	5
Operating profit	400	451	115
Finance income	6	31	2
Finance expenses	65	32	19
Finance costs, net	59	1	17
Profit before income tax	341	450	98
Income tax expenses	87	113	25
Profit for the period	254	337	73

Earnings per share
Basic	1.64	2.18	0.47
Diluted	1.62	2.16	0.47

Profit for the period	254	337	73
Other comprehensive income for the period, net of income taxes	-	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	254	337	73

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2011	2010	2011
	In millions (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	499	481	143
Income tax paid	(109)	(87)	(31)
Net cash provided by operating activities	390	394	112

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(109)	(82)	(31)
Acquisition of intangible assets	(31)	(31)	(9)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)	(597)		(172)
Interest received	3	1	1
Proceeds from derivative financial instruments, net	3	10	1
Net cash used in investing activities	(731)	(102)	(210)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		7
Dividend paid	(298)	(4)	(86)
Capital reduction		(1,400)
Proceeds from issuance of notes payable, net of issuance costs	459		132
Repayment of finance lease	(1)	(1)	*
Interest paid	(18)	(21)	(5)
Current borrowing received, net	88	988	25
Repayment of notes payables	(193)	(186)	(55)
Net cash used in financing activities	37	(617)	11

DECREASE IN CASH AND CASH EQUIVALENTS	(304)	(325)	(87)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	321	329	92

CASH AND CASH EQUIVALENTS AT END OF PERIOD	17	4	5

*Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2011	2010	2011
	In millions (Unaudited)

Cash generated from operations:
Profit for the period	254	337	73
Adjustments for:
Depreciation and amortization	175	161	50
Employee share based compensation expenses	7	9	2
Liability for employee rights upon retirement, net	(6)	2	(2)
Finance costs (income), net	25	(15)	7
Gain from change in fair value of derivative financial instruments	4	(1)	1
Interest paid	18	21	5
Interest received	(3)	(1)	(1)
Deferred income taxes	(1)	5	*
Income tax paid	109	87	31
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(196)	(65)	(56)
Other	15	(5)	4
Increase (decrease) in accounts payable and accruals:
Parent group- trade	133	4	38
Trade	115	(21)	33
Other payables	(65)	(48)	(18)
Provisions	15	(31)	4
Deferred revenue	(4)	(3)	(1)
Increase in deferred expenses	(4)		(1)
Amortization of deferred expenses	3		1
Current income tax liability	(19)	20	(5)
Decrease (increase) in inventories	(76)	25	(22)
Cash generated from operations	499	481	143

*Representing an amount less than 1 million

At March 31, 2011 and 2010, trade payables include NIS 148 million ($43 million) and NIS 138 million in respect of acquisition of fixed assets, respectively.

At March 31, 2011, and 2010 tax withholding related to dividend of approximately NIS 17 million ($5 million) and NIS 11 million, respectively is outstanding.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
(Unaudited)
Current assets	302
Deferred expenses	289
Property and equipment	145
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term loans	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

The acquisition is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill. Due to the following limitations, the initial accounting for the business combination is incomplete at the time of this press release:

As described above, the acquisition was completed as of March 3, 2011 (closing date). Until the closing date there were regulatory restrictions which prohibited both the Company and 012 Smile to co-operate and provide business information to the Company to start preparing IFRS financial information. Prior the acquisition, 012 Smile being a newly incorporated company, has never issued a full set of financial statements. Until the date of this press release, the Company hasn’t completed the work of the purchase price allocation required according IFRS 3R.

Accordingly, the Company allocated the total purchase price to assets acquired and liabilities and contingent liabilities assumed based on preliminary purchase price allocation which uses preliminary estimates of their fair values and amortization periods. The final determination of the fair values of the assets acquired, liabilities and contingent liabilities assumed and amortization periods may differ materially from the preliminary estimates.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2011
	In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,095	117		1,212
Inter-segment revenue - Services	4	20	(24)
Segment revenue - Equipment	555	4		559
Total revenues	1,654	141	(24)	1,771

Segment cost of revenues – Services	654	93		747
Inter-segment cost of revenues- Services	20	4	(24)
Segment cost of revenues - Equipment	437	4		441
Cost of revenues	1,111	101	(24)	1,188
Gross profit	543	40		583

Operating expenses	181	20		201
Other income	18			18
Operating profit	380	20		400
Adjustments to presentation of EBITDA –depreciation and amortization	153	25		178
–other (1)	7			7
EBITDA	540	45		585
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(178)
- Finance costs, net				(59)
- Other (1)				(7)
Profit before income tax				341

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2010
	In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,336	24		1,360
Inter-segment revenue - Services	4	12	(16)
Segment revenue - Equipment	220	7		227
Total revenues	1,560	43	(16)	1,587

Segment cost of revenues – Services	746	31		777
Inter-segment cost of revenues- Services	12	4	(16)
Segment cost of revenues - Equipment	173	11		184
Cost of revenues	931	46	(16)	961
Gross profit (loss)	629	(3)		626

Operating expenses	182	8		190
Other income	15			15
Operating profit (loss)	462	(11)		451
Adjustments to presentation of EBITDA – depreciation and amortization	153	8		161
–other (1)	7			7
EBITDA	622	(3)		619
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(161)
- Finance costs, net				(1)
- Other (1)				(7)
Profit before income tax				450

(1) Mainly employee share based compensation expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	3 Month Period Ended March 31,
	2011	2010	2011
	In millions (Unaudited)
Net cash provided by operating activities	390	394	112

Liability for employee rights upon retirement	6	(2)	2
Accrued interest and exchange and linkage differences on long-term liabilities	(38)	(5)	(11)
Increase (decrease) in accounts receivable:
Trade	196	65	56
Other, including derivative financial instruments	(15)	6	(4)
Decrease (increase) in accounts payable and accruals:
Trade	(115)	21	(33)
Shareholder – current account	(133)	(4)	(38)
Other	53	82	15
Income tax paid	109	87	31
Increase (decrease) in inventories	76	(25)	22
Increase in Assets Retirement Obligation	-	-	-
Financial Expenses	56	-	16
EBITDA	585	619	168

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the    exchange prevailing at March 31, 2011 : US $1.00 equals 3.481 NIS.
** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: May 25, 2011